5/21

08004115

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hirco plc

*CURRENT ADDRESS Olympia, Central Avenue
Hiranandani Gardens
Powai
Mumbai 400 076
India

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 12 2008
THOMSON REUTERS

FILE NO. 82- 35220 FISCAL YEAR 9/30/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DATE : 8/5/08

Hirco™

LEADERSHIP THROUGH QUALITY COMMUNITIES

HIRCO PLC ANNUAL REPORT AND ACCOUNTS 2007













INDIA RISING
HIRCO IS MEETING THE PENT-UP DEMAND IN INDIA FOR RESIDENTIAL AND COMMERCIAL REAL ESTATE THAT IS DRIVEN BY THE COUNTRY'S ONGOING DRAMATIC ECONOMIC GROWTH.


FIRST LEASING











THE COMPLETE TOWNSHIPS WITH MODERN SUPPORTING INFRASTRUCTURES THAT WE ARE DEVELOPING IN THE SUBURBS OF MAJOR CITIES PROVIDE A VERY ATTRACTIVE COMMUNITY LIFESTYLE FOR INDIA'S GROWING YOUNG AND AFFLUENT WORKING POPULATION.

FAST GROWING ECONOMY

India has one of the fastest growing economies in the world, with future annual growth predicted to be sustainable in the range of 7% to 10% over the next 10 to 20 years.

With a current annual GDP of US$1.1 trillion, India is the world's 12th largest economy, the third largest economy in Asia, and the second fastest growing economy in the world.

With a population of 1.1 billion, India is the second largest country in the world. By 2013, an additional 91 million people (aged 25-44) are expected to join India's workforce.

Consumer spending is predicted to quadruple from about 17 trillion rupees (US$372 billion) in 2005 to 70 trillion rupees (US$1.5 trillion) in 2025.

US$1.1tn

INDIA'S CURRENT ANNUAL GDP

US$142bn

INDIA'S PROJECTED PROPERTY MARKET BY 2012

583m

INDIA'S PREDICTED MIDDLE CLASS BY 2025

EMERGING MIDDLE CLASS

70% of India's 1.1 billion population is under the age of 25.

Over the next two decades, India's middle class is expected to grow rapidly – from 50 million people to 583 million people – and in the process will create the world's fifth-largest consumer market, compared with its 12th-largest status today. Average household incomes are predicted to triple in this period. India's massive new middle class is seeking new communities with robust infrastructures that provide a modern, high-quality lifestyle at an affordable price.

EXPANDING CITIES

By 2011, India's urban population is expected to rise to 30% of the country's total, compared with 29% today.

India's huge middle class will be concentrated in urban areas, with the country's urban population expanding from 318 million today to 523 million in 2025.

Building large integrated townships from scratch is the only solution that provides the scale for meeting both housing and infrastructure needs.

GROWING REAL ESTATE DEMAND

India's economic boom over the last two decades has created strong demand for both residential and commercial properties.

The Indian property market is estimated to be US$54 billion at the end of FY2007 and is expected to grow to over US$142 billion by the end of FY2012, representing a projected annual growth rate of over 20%.

India currently has a housing shortage of 22.5 million units and the demand is forecast to rise to 80 million over the next 10 years.

The demand for high-quality, affordable housing is driving suburban growth.

The outsourcing sector is expected to grow at a 21% compound annual growth rate over the next four years. Outsourcing constitutes 80% of the demand for commercial property in India.

The IT sector alone is estimated to require 150 million square feet of office space by 2010.

India's booming retail sector is expected to require an additional 200 million square feet over the next five years.

Sources:

Tracking the Growth of India's Middle Class, The McKinsey Quarterly, 2007, Number 3. Available at: www.mckinseyquarterly.com.

The 'Bird of Gold': The Rise of India's Consumer Market, McKinsey Global Institute. Available at: www.mckinsey.com/mgi/publications/india_consumer_market

India: Everything to Play For, Lehman Brothers. Available at: www.lehman.com/who/intcapital/pdf/IndiaReport.pdf

Indian Real Estate Market Report, Cushman & Wakefield. Available on pages 51-68 of Hirco's AIM Offer Document at: www.hircoplc.com/offer_document.html







HIRCO PLC IS THE INVESTMENT VEHICLE FOR HIRANANDANI, INDIA'S LARGEST DEVELOPER OF PRESTIGIOUS MIXED-USE TOWNSHIPS FOR THE COUNTRY'S INCREASINGLY AFFLUENT MIDDLE CLASS

LEADERSHIP THROUGH QUALITY COMMUNITIES

OVER THE PAST 25 YEARS, HIRANANDANI HAS CREATED 30 MILLION SQUARE FEET OF MIXED-USE TOWNSHIPS IN INDIA (PICTURED ON THE COVER AND ON THIS PAGE). TODAY, BUILDING ON HIRANANDANI'S RENOWNED TRACK RECORD, HIRCO IS LEADING THE WAY – CREATING EXCITING, SUSTAINABLE AND QUALITY NEW COMMUNITIES THAT OFFER INDIA'S GROWING MIDDLE CLASS A MODERN LIFESTYLE AT AN AFFORDABLE PRICE.

"THE OUTSTANDING RESULTS WE HAVE ACHIEVED IN OUR FIRST NINE AND A HALF MONTHS OF OPERATIONS REFLECT THE STRENGTH OF OUR BRAND, OUR STRATEGY, OUR INVESTMENTS, AND OUR TEAM."

NIRANJAN HIRANANDANI



DELIVERING RESULTS

£362.6m

HIRCO RAISED £362.6 MILLION NET IN ITS INITIAL PUBLIC OFFERING ON THE LONDON STOCK EXCHANGE'S ALTERNATIVE INVESTMENT MARKET (AIM) IN LATE 2006. AT THE TIME, THIS REPRESENTED AIM'S LARGEST-EVER REAL ESTATE INVESTMENT COMPANY IPO.

£350.8m

WITHIN 10 MONTHS OF ITS IPO, HIRCO HAS INVESTED APPROXIMATELY £350.8 MILLION[2] IN NEW MIXED-USE TOWNSHIP DEVELOPMENTS IN CHENNAI AND PANVEL, INDIA. THIS INVESTMENT REPRESENTS ABOUT 97% OF THE NET FUNDS RAISED IN THE IPO.

By 30 September 2007, the net asset value (NAV) per share of the Company had risen to £6.14[1], up £1.40 from £4.74 in December 2006 when Hirco shares were issued

Hirco's Chennai and Panvel township developments have in total 66.4 million square feet of buildable area of residential, commercial, retail and social space[2].

NAV per share in December 2006


£4.74

The net asset value (NAV) of the Company at 30 September 2007 was £469.7 million[1].

From the date of the IPO (13 December 2006) through to 30 September 2007, the Net Asset Value (NAV) of the Company increased 29.5%.

[1] The valuation, dated 30 September 2007, was carried out by Jones Lang LaSalle at the request of Hirco's Board of Directors. This valuation does not include the Panvel Residential investment announced subsequently in October 2007.

[2] Figure includes the Panvel Residential development project announced in October 2007

CHAIRMAN'S LETTER



NIRANJAN HIRANANDANI

HIRCO IS BUILDING ON THE HIRANANDANI GROUP'S STRONG, 25-YEAR TRACK RECORD AS THE LEADING DEVELOPER OF HIGH-QUALITY TOWNSHIPS IN SUBURBAN AREAS OUTSIDE INDIA'S LARGEST CITIES.

Dear Fellow Shareholders,

By every measure, 2007 has been a year of considerable activity and achievement for your company.

Hirco's flotation on the London Stock Exchange's Alternative Investment Market (AIM) in December 2006 was highly successful and the largest AIM offering that year. By October 2007, and in alignment with our stated goal, we had invested in four large-scale, mixed-use township development projects in India. We have achieved this by building on the Hiranandani Group's strong, 25-year track record as the leading developer of high-quality townships in suburban areas outside India's largest cities.

Hirco is building integrated townships that are aesthetically pleasing and provide high-quality amenities and reliable infrastructure, both for India's growing middle-class domestic consumer and corporate customers. With this as background, I am pleased to report Hirco PLC's results for the period to 30 September 2007, the Company's first year-end results since its admission to the AIM.

RESULTS TO 30 SEPTEMBER 2007

During the period from 2 November 2006 (the date of Hirco's incorporation) to 30 September 2007, the Company had net investment income of £22.3 million. The fair value gain on investment was £87.2 million, administrative expenses were £2.3 million and profit before tax was £107.1 million, representing earnings per share of 140 pence.

As of 30 September 2007, Hirco had invested approximately £254.2 million, which represents 70.1% of the net proceeds of the IPO, and had a net asset value (NAV) of £469.7 million, representing 614 pence per share.

Through the placement on the AIM of approximately 76.5 million shares at 500 pence per share, in what was then AIM's largest-ever real estate investment company IPO, Hirco raised approximately £363 million after offering expenses. Your Board was very pleased to see a number of high-quality institutional investors constituting Hirco's shareholder register.

Hirco proceeded to invest in three projects in India: a 251-acre, mixed-use development and a 118-acre commercial township in Chennai, the country's fourth-largest city; and a 303-acre commercial township in Panvel in the Mumbai Metropolitan Region, which is the largest metropolis in India. The Panvel project was granted Special Economic Zone (SEZ) approval in August 2007. All three investments were among the projects identified for potential investment at the time of Hirco's AIM admission.

The two Chennai projects, together known as Hiranandani Palace Gardens, with total buildable area of over 30 million square feet, will be a self-sustaining community with residential, commercial, retail and social space including schools, health-care facilities, recreational facilities and parks. As of 30 September 2007, sales activity for Palace Gardens remained several months ahead of schedule, and is well ahead of our expectations both in terms of volume and price. These results are very encouraging, as they demonstrate strong demand for the quality product that Hirco is developing.

The commercial component of the Panvel SEZ has a total buildable area of 18 million square feet, including high-quality retail and social space and Grade A commercial space targeting the IT, IT enabled services, biotech and general commercial sectors. The new township is within close proximity to the recently announced Navi Mumbai International Airport.

POST BALANCE SHEET EVENT – INVESTMENT IN PANVEL MIXED-USE TOWNSHIP

On 25 October 2007, Hirco announced it has invested £96.6 million in a residential township development project located in Panvel, immediately adjacent to Hirco's previously announced investment in the Panvel commercial township. The investment, which comprises 18.3 million square feet of buildable space in a mixed-use development on 280 acres, will include residential, retail and social space.

The combined Panvel site also was recently designated a Special Economic Zone, which will provide tax advantages. Following the Panvel residential investment, I am pleased to report that Hirco has invested approximately 97% of its initial net funds.

INVESTMENT PIPELINE

While Hirco makes progress on these new projects, we will continue also to seek out attractive opportunities to invest in multi-purpose townships in the suburbs of India's major metropolitan cities. Hirco's investment pipeline remains strong and further investments representing significant value can be expected in the coming months.

NET ASSET VALUE PER SHARE

The Board instructed Jones Lang LaSalle Property Consultants, Pvt. Ltd. to carry out a valuation as of 30 September 2007 of the projects in which Hirco had invested up to that date – the two Chennai projects and the Panvel commercial project. I am very happy to report that the updated valuation of these three investments, prepared on the same basis as that for the IPO, shows an increase to £341.4 million, up approximately £87.2 million or 34.3% from the total acquisition cost of approximately £254.2 million. Taking all properties at fair value, the increase in value of the investments on a per share basis at 30 September 2007 was 114 pence per share. This increase reflects successful operations over a very short period of time. We intend to provide you revised NAVs twice annually at the time of our interim and full-year results announcements.

DIVIDEND

The Board has decided not to declare a dividend this year. This is in accordance with the dividend policy set out in Hirco's AIM admission document, which stated that it was not anticipated that dividends would be paid in the foreseeable future because initially the projects are and will be highly capital intensive. The Board will consider the payment of dividends when it becomes commercially prudent to do so.

OUTLOOK

With the four investments we have made so far, Hirco has taken significant strides toward its goal of capitalizing on the diverse and growing Indian real estate market. With the

CHAIRMAN'S LETTER

"WITH THE FOUR INVESTMENTS WE HAVE MADE SO FAR, HIRCO HAS TAKEN SIGNIFICANT STRIDES TOWARD ITS GOAL OF CAPITALIZING ON THE DIVERSE AND GROWING INDIAN REAL ESTATE MARKET."

most recent investment in the Panvel Township, Hirco has completed its investment of IPO proceeds. The Company continues to investigate strategic funding options that will further enhance project and shareholder returns and provide additional capital to invest in new projects.

I believe the Indian real estate market is strong and will remain so. There is robust and escalating demand for quality commercial, residential, and retail space. This is driven by India's continuing economic growth, rising purchasing power and affluence, and constrained supply of quality housing. This reality provides strong support for our strategy of developing world-class, multi-purpose townships in the suburbs of major cities in India that deliver a quality environment where people can live, work and play, and improve their lives and living standards.

I am particularly proud of our efforts to employ environmentally friendly processes on our projects and to ensure that our communities are lush, verdant, and desirable. I encourage you to read about this work in the Corporate Social Responsibility section of this report.

The outstanding results we have achieved in our first nine and a half months of operations reflect the strength of our brand, our strategy, our investments, and our team.

I wish to thank my fellow Board members for the significant expertise and guidance they are bringing to your company. I also wish to thank Hirco's superior management team for their hard work and achievements. Together, the Board and management team combine an in-depth knowledge of the Indian real estate market and a unique network of contacts that is serving your company well.

With our timely investments in Chennai and Panvel, solid pre-sales activity in Chennai, and the support of a seasoned team to deliver these and future projects, I believe Hirco has established a strong base, with excellent momentum, from which to deliver on its strategy and produce continued success. Working together, we are building quality communities for India's increasingly affluent middle class in strategic growth locations. Together, we are building a quality company for our shareholders.

NIRANJAN HIRANANDANI
CHAIRMAN
4 DECEMBER 2007

HIRCO:
INVESTMENT
& EXECUTION



CREATING VALUE IN A GROWTH MARKET

HIRCO IS CREATING VIBRANT, NEW, SELF-CONTAINED TOWNSHIP COMMUNITIES IN SUBURBAN AREAS OF INDIA'S LARGEST CITIES.

Our master-planned 'townships of the future' offer residents high-quality infrastructure – including roads, water, telecommunications, power and sanitation – and a unique mix of modern, aesthetically designed homes, offices, schools, and health care facilities, as well as community gathering places – parks, landscaped gardens, retail complexes, and leisure facilities.

We design our world-class townships to enhance the lives of the people who live, work, and play there. The residential townships offer quality, affordable housing in an ecologically-friendly environment for India's young and affluent working population. The commercial townships provide modern, high-tech office environments for corporate owners and tenants.

Our communities also feature hotels and retail outlets of every variety – domestic and international brand name shops, supermarkets, restaurants, and cafés. As the investment vehicle for Hiranandani, Hirco is building on Hiranandani's 25-year heritage and unrivalled brand reputation as India's pioneering and pre-eminent developer of quality mixed-use developments. To date, Hiranandani has built over 30 million square feet of mixed-use residential townships for India's fast growing middle class. More than 100 global businesses have established offices in Hiranandani townships.

The following pages provide key details about Hirco's two current development projects in Chennai and Panvel.

HIRANANDANI AND HIRCO KEY MILESTONES

1976 – HIRANANDANI GROUP FOUNDED. COMMENCES REAL ESTATE DEVELOPMENT ACTIVITIES.

1981 – IN 1981, LAUNCHED THE FIRST CLUSTERED DEVELOPMENT OF 10 BUILDINGS (A MINI TOWNSHIP) IN VERSOVA, A SUBURB OF MUMBAI. COMPLETED IN 1986.

1986 – COMMENCES CONSTRUCTION OF HIRANANDANI GARDENS, A MIXED-USE TOWNSHIP IN POWAI, A SUBURB OF MUMBAI.

TIMELINE CONTINUES OVER

HIRCO:
INVESTMENT
& EXECUTION



RESPONDING TO INDIA'S INFRASTRUCTURE CHALLENGE

In the developed world, the real estate mantra is 'location, location, location'. In India, location alone is not enough.

Increasing urbanization has greatly strained local infrastructure in major Indian cities and towns. Developers cannot simply put up a building and adopt a 'plug and play' attitude to basic services such as water, power, sanitation, and telecommunications.

The Hirco approach is to locate its township developments on large, undeveloped parcels of land – amounting to hundreds of acres each – in well-connected suburbs near major cities. This approach retains the location advantages a major city offers, such as access to: an international airport; rail and road networks; talent pool; leisure facilities; and commercial services. At the same time, the scale of the undeveloped site enables Hirco to develop local infrastructure and services from scratch with a single unified vision and to the highest world-class standards. We create everything in the self-contained township from the ground up: both the infrastructure – roads, electrical power, telecommunications backbone, water and sanitation – and a complete, well-connected suburban community encompassing all facets of daily life – modern offices and residences, schools, hospitals, hotels, retail centres, recreation facilities, gardens, and large parks. In short, Hirco creates value by combining 'location, location, location' with 'infrastructure, infrastructure, infrastructure'. This provides India's new real estate consumer – the large and growing middle class – an unsurpassed living environment; Indian and international companies a world-class business environment; and retailers access to affluent consumers with disposable incomes.


JAIPUR
AHMEDABAD
KOLKATA
NASHIK
MUMBAI
PUNE
HYDERABAD
BANGALORE
CHENNAI
HIRCO DEVELOPMENT LOCATIONS
Commercial and Residential Township, Panvel
Hiranandani Palace Gardens

1996
COMMENCES CONSTRUCTION OF HIRANANDANI ESTATES, A MIXED-USE TOWNSHIP IN THANE, A SUBURB OF MUMBAI.

2005
62 BUILDINGS IN POWAI AND 52 BUILDINGS IN THANE COMPLETED, COMPRISING RESIDENTIAL, OFFICE, AND RETAIL SPACE. ACHIEVES ISO 9001:2000 CERTIFICATION. COMMENCES DEVELOPMENT OF 90-STOREY 23 MARINA IN DUBAI, UAE.

2006
HIRCO PLC FOUNDED AS INVESTMENT VEHICLE FOR HIRANANDANI.
HIRCO RAISES £363 MILLION NET IN IPO ON AIM, LARGEST-EVER REAL ESTATE INVESTMENT COMPANY IPO ON AIM AND LARGEST IPO ON AIM IN 2006.

FEBRUARY 2007
HIRCO INVESTS £77.8 MILLION IN CHENNAI MIXED-USE RESIDENTIAL TOWNSHIP.

HIRCO'S PATH TO VALUE CREATION

	PHASE 1	PHASE 2	PHASE 3
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	28	28	28

The integrated township is Hirco's unique real estate development model that offers demonstrated and significant value creation as the township matures.
We build our townships in three phases, each with sufficient new residential and commercial space to make it financially viable in its own right.

In Phase 1, we construct the modern infrastructure and amenities needed to support a burgeoning, self-contained community of tens of thousands of residents, office workers, shoppers, and visitors. We also commence construction of residential, retail and commercial units. In this initial phase – even before the infrastructure and amenities are in place – the premium is driven by the strength of the Hiranandani brand and track record of existing townships such as in Powai, a suburb of Mumbai. Value creation for Hirco investors begins through pre-selling of residential units, rent discounting for commercial units, and the flow of dividends back to the investors. Investor returns could be further enhanced through leverage and early crystallization of the value of the commercial units through outright sales to a REIT-like entity.

Phase 1 constitutes 15%-20% of the new township's developable space. At the end of Phase 1, the township is already a viable community. The infrastructure we put in place during this phase is large enough in scope to support growth in subsequent phases.

In Phase 2, we continue to build high-quality residential and commercial buildings for the families and companies attracted to a modern lifestyle. Pricing sees attractive appreciation as the township evolves into a mature, vibrant location. During this phase the hospital, schools, retail outlets, and other social amenities become fully operational, further enhancing the lifestyle the integrated township affords. These fully operational entities can be sold as stand-alone businesses.

In Phase 3, we scale up the residential and commercial space and the township matures into a fully functioning location, offering a unique lifestyle. Premium pricing reflects the demand-supply imbalance and the fully established, high-quality social and residential infrastructure.

During phases 2 and 3, we generate further value for investors through selling assets and rental income.

HIRCO INVESTS £47.9 MILLION IN CHENNAI COMMERCIAL TOWNSHIP.	CHENNAI TOWNSHIP PRE-CONSTRUCTION SALES COMMENCE.	HIRCO INVESTS £128.4 MILLION IN PANVEL COMMERCIAL TOWNSHIP.	CHENNAI TOWNSHIP CONSTRUCTION COMMENCES.	HIRCO INVESTS £96.6 MILLION IN PANVEL RESIDENTIAL TOWNSHIP. PANVEL TOWNSHIP DESIGNATED AS SPECIAL ECONOMIC ZONE.
MARCH 2007	MAY 2007	JULY 2007	AUGUST 2007	OCTOBER 2007

HIRANANDANI PALACE GARDENS
CHENNAI, INDIA

IN 2007, HIRCO INVESTED A TOTAL OF £125.7 MILLION IN A SUBURBAN DEVELOPMENT IN CHENNAI.

This was made up of a £77.8-million investment in February in a 251-acre, mixed-use residential development; and a £47.9-million investment in March in an adjoining 118-acre commercial township. Together, these townships are called Hiranandani Palace Gardens.

30.1m
SQUARE FEET OF BUILDABLE AREA

PROJECT HIGHLIGHTS

LOCATION:	BETWEEN NATIONAL HIGHWAYS 4 AND 45. SOUTHWEST OF CENTRAL CHENNAI IN THE SRIPERUMBUDUR BUSINESS CORRIDOR.
TOTAL BUILDABLE AREA*:	RESIDENTIAL – 21.5 MILLION SQUARE FEET COMMERCIAL – 5.1 MILLION SQUARE FEET RETAIL – 2.3 MILLION SQUARE FEET SOCIAL – 1.2 MILLION SQUARE FEET (INCLUDING SCHOOLS, HOSPITAL, RECREATION CENTRES, ETC.)
LOCATION HIGHLIGHTS:	THIRTY MINUTES DRIVING DISTANCE FROM CHENNAI INTERNATIONAL AIRPORT. NINE KILOMETRES FROM RAILWAY STATION. MAJOR EMPLOYERS WITHIN 20 KILOMETRES INCLUDE BMW, NOKIA, KOMATSU, ST. GOBAIN, FORD, HYUNDAI.

* According to the current project Master Plan



£125.7m
INVESTED IN PALACE GARDENS



369 acres
INC. RESIDENTIAL AND COMMERCIAL

OUR CHENNAI TOWNSHIP HAS EASY ACCESS TO THE INTERNATIONAL AIRPORT, THE NATIONAL HIGHWAY SYSTEM AND RAIL TRANSPORT.

Pre-construction sales for the Chennai township started in May 2007.

The township, located south west of Chennai, has easy access to the international airport, the national highway system and rail transport.

Hiranandani Palace Gardens will offer a range of apartment sizes and styles designed to appeal to the employees of major companies, including Motorola, Samsung, Wipro, Nokia, BMW, and Accenture, all of which are located within the township's catchment area.

The township will be a self-sustaining community with offices, schools, health care facilities, shops, recreational facilities, and public space.

As of September 2007, sales consideration for this project had been accepted on 1,005,106 square feet at an average price of INR 3,809 (£47.19) per square foot, which represents a 52% premium over the Year 1 residential projections of INR 2,510 (£31.09) per square foot. Sales consideration was approximately eight months ahead of schedule and sales values were 18 months ahead of schedule.



PALACE GARDENS WILL OFFER A RANGE OF APARTMENT SIZES AND STYLES DESIGNED TO APPEAL TO THE EMPLOYEES OF MAJOR COMPANIES.

OPEN SPACES WILL BE A PROMINENT FEATURE OF THE 'TOWNSHIP OF THE FUTURE'.
SEE OVERLEAF







HIRANANDANI PALACE GARDENS
CHENNAI, INDIA

BUILDING A TOWNSHIP OF THE FUTURE

Our new Hiranandani Palace Gardens township on the outskirts of Chennai will be constructed over three phases, all building to a unique master plan.

Phase 1 will feature a richly landscaped Grand Entrance Boulevard leading to elegant multi-storey residential towers and low-rise apartments set within manicured gardens.

Palace Gardens is planned to be a vibrant community, offering world-class commercial space, parks and gardens, schools, retail shops, recreational and health care facilities, convenient transportation links, and extensive local employment opportunities.

1 INFRASTRUCTURE

WE ARE CREATING EVERYTHING IN PALACE GARDENS: BOTH THE INFRASTRUCTURE – ROADS, ELECTRICAL POWER, WATER, SANITATION, AND TELECOMMS BACKBONE; AND A WELL-CONNECTED SUBURBAN COMMUNITY ENCOMPASSING ALL FACETS OF DAILY LIFE – MODERN OFFICES AND RESIDENCES, SCHOOLS, A HOSPITAL, HOTELS, RETAIL CENTRES, RECREATION FACILITIES, GARDENS, AND PARKS.

2 ENVIRONMENT

PALACE GARDENS WILL FEATURE COMMUNITY SPACES, NEIGHBOURHOOD PARKS, ROLLING TERRAIN, AND LUSH GARDENS. THE TOWNSHIP'S THREE DISTINCT NEIGHBOURHOOD CENTRES WILL BE CONNECTED BY GREEN SPACES SO RESIDENTS NEVER HAVE TO WORRY ABOUT TRAFFIC. CURRENT DESIGNS CALL FOR PLANTING 30,000 TREES.











PALACE GARDENS IS A NEW GENERATION 'LIVE-WORK-PLAY' DEVELOPMENT INSPIRED BY THE BEST TRADITIONS IN CITY PLANNING FROM ACROSS INDIA AND THE WORLD.


N
1
2
3
4
5
6

PLANNING AND DEVELOPMENT
INFRASTRUCTURE AND CIVIL ENGINEERING:
LARSEN & TOUBRO LIMITED, INDIA
ARCHITECTURE:
HAFEEZ CONTRACTOR, INDIA
IT AND TELECOMMUNICATIONS PLANNING:
TATA CONSULTANCY SERVICES, INDIA
PLANNING:
HOK PLANNING GROUP, UNITED STATES
PRE-CONSTRUCTION PLANNING AND PROJECT MANAGEMENT:
TURNER CONSTRUCTION INC., UNITED STATES

3 RESIDENTIAL

PALACE GARDENS RESIDENTIAL BUILDINGS WILL FEATURE ONE, TWO, THREE AND FOUR BEDROOM APARTMENTS, PENTHOUSES, AND GARDEN APARTMENTS. APARTMENT DESIGN IS GUIDED BY THE PRINCIPLES OF VASTU SHASTRA, THE HINDU TRADITION OF DESIGNING AND BUILDING LIVING ENVIRONMENTS IN HARMONY WITH THE PHYSICAL AND METAPHYSICAL FORCES.

4 COMMERCIAL

HIRCO IS BUILDING A NEW BUSINESS PARK NEXT DOOR TO THE RESIDENTIAL AREA THAT WILL OFFER OVER 10 MILLION SQUARE FEET OF OFFICE SPACE TO MAJOR COMPANIES, ADDING IMPETUS TO CHENNAI'S LEADING POSITION AS A MAJOR DESTINATION FOR INFORMATION TECHNOLOGY AND BUSINESS PROCESS OUTSOURCING.

5 RETAIL

THE THOUSANDS OF PEOPLE LIVING AND WORKING AT PALACE GARDENS WILL HAVE ACCESS TO A WIDE RANGE OF RETAIL OUTLETS – FROM SHOPS OFFERING DOMESTIC AND INTERNATIONAL BRANDS TO SUPERMARKETS, RESTAURANTS, AND CAFÉS.

6 RECREATION

INTEGRATED INTO THE COMMUNITY ARE FAMILY ENTERTAINMENT CENTRES, DAYCARE CENTRES, CLUB HOUSES, AND SWIMMING POOLS. THERE WILL ALSO BE JOGGING TRACKS, AN EXTENSIVE BIKE AND TRAIL SYSTEM, SPORTS COURTS, AND PLAY AREAS FOR CHILDREN.

COMMERCIAL AND RESIDENTIAL TOWNSHIP
PANVEL, MUMBAI, INDIA

IN 2007, HIRCO INVESTED A TOTAL OF £225 MILLION IN A SUBURBAN DEVELOPMENT IN PANVEL, IN THE MUMBAI METROPOLITAN REGION.

This was made up of a £128.4-million investment in July in a 303-acre commercial development (Panvel Commercial); and a £96.6-million investment in October in an adjoining 280-acre residential township in October (Panvel Residential). Construction is scheduled to commence in February 2008.





£225m
INVESTED IN PANVEL TOWNSHIP

PROJECT HIGHLIGHTS

LOCATION:	PANVEL, A SUBURB OF MUMBAI
TOTAL BUILDABLE AREA*:	RESIDENTIAL – 16.5 MILLION SQUARE FEET COMMERCIAL – 17.3 MILLION SQUARE FEET RETAIL – 1.2 MILLION SQUARE FEET SOCIAL – 1.3 MILLION SQUARE FEET (INCLUDING SCHOOLS, HOSPITAL, RECREATION CENTRES, ETC.)
LOCATION HIGHLIGHTS:	STARTING POINT FOR THE MUMBAI-PUNE EXPRESSWAY, THE FASTEST GROWING BUSINESS CORRIDOR IN INDIA. CLOSE TO JNPT, A MAJOR SEAPORT HANDLING 60% OF INDIA'S CONTAINER CARGO TRAFFIC. WITHIN CLOSE PROXIMITY OF RAILWAY STATION AND THE PROPOSED SECOND INTERNATIONAL AIRPORT FOR MUMBAI.

* According to the current project Master Plan



36.3m
SQUARE FEET OF BUILDABLE AREA

THE COMBINED PANVEL SITE HAS BEEN DESIGNATED AS A SPECIAL ECONOMIC ZONE, WHICH WILL PROVIDE TAX ADVANTAGES.



WE ARE DESIGNING PANVEL TO BE ONE OF THE FOREMOST COMMUNITIES IN MUMBAI AND THE COUNTRY.

Our Panvel township is strategically located near the recently announced second Mumbai International Airport at Navi Mumbai, as well as major railways. We expect the Panvel township will benefit from the strong growth in the Mumbai-Pune corridor, which is becoming a preferred location for Mumbai's growing middle class segment. Panvel Commercial will offer Grade A commercial space targeting the IT/ITES, biotech, and general commercial sectors.

We are designing Panvel to be one of the foremost communities in Mumbai and the country, featuring: primary and secondary schools; healthcare facilities; a hospital; community, sports, and entertainment centres; high-quality shopping facilities; a bus terminal; and parking sufficient for its population. The preliminary master plan for Panvel calls for a mix of flats, townhomes and villas, designed to capture the increasing pent-up demand for these types of residences.

The large acreage allows for attractive, large open spaces with park-like settings and pedestrian corridors, offering a premium lifestyle at affordable prices.

In line with Hiranandani's sustainable building philosophy, Hirco's Panvel township will have a backup power substation, and its own water storage and wastewater treatment facilities.

PANVEL TOWNSHIP DESIGNATED AS A SPECIAL ECONOMIC ZONE (SEZ)

In 2007, Hirco's combined commercial and residential site in Panvel was designated as a SEZ, which will provide tax advantages for both the Company and occupants of the Panvel development. India's SEZs are specifically delineated, duty-free enclaves that are deemed to be foreign territory for the purposes of trade operations and duties and tariffs. SEZs were introduced in India to provide an internationally competitive and less complicated environment for exports.

583 acres
INC. RESIDENTIAL AND COMMERCIAL





HIRCO:
INVESTMENT
& EXECUTION

CITY PROFILES

CHENNAI

7.5 million
ESTIMATED POPULATION 2007

Chennai is the capital of the southeast Indian state of Tamil Nadu and is located on the Bay of Bengal. With an estimated population of 7.5 million (2007), it is the fourth largest metropolitan city in India and one of the largest metropolitan areas in the world.

Chennai's economy has a broad industrial base in the automobile, technology, hardware manufacturing, and health care industries.

In addition to being the centre of India's automotive industry, Chennai is also the country's second-largest exporter of information technology and provider of information-technology-enabled services.

The city is served by an international airport and two major ports. It is connected to the rest of the country by five national highways and two railway terminals. Thirty-five countries have consulates in Chennai.



19 million
ESTIMATED POPULATION 2007

Mumbai is the financial and commercial centre of India. The capital of the Indian state of Maharashtra, Mumbai has an estimated population of 13 million, making it the largest metropolis in India and one of the world's most populous cities. The Mumbai Metropolitan Region is also the world's fifth most populated, with a population of 19 million. Located on the west coast of India, Mumbai has a deep natural harbour.

The city of Panvel is located due east of Mumbai and adjoins Navi Mumbai, the suburban conglomeration of Mumbai. The recent development of Navi Mumbai has opened up new opportunities across the real estate spectrum. Limited land availability, infrastructure bottlenecks, and high occupancy costs have led to relocations by several companies from South Mumbai to suburban locations.




WE BUILD EVERYTHING IN THE SELF-CONTAINED TOWNSHIP FROM THE GROUND UP: BOTH THE INFRASTRUCTURE AND A COMPLETE, WELL-CONNECTED SUBURBAN COMMUNITY ENCOMPASSING ALL FACETS OF DAILY LIFE.

Night view of Hiranandani Gardens, Powai.

CORPORATE
SOCIAL
RESPONSIBILITY

BUILDING SUSTAINABLE COMMUNITIES HIRCO BELIEVES THAT CORPORATE SOCIAL RESPONSIBILITY REQUIRES THE COMPANY TO LOOK BEYOND ITS FINANCIAL BOTTOM LINE.

Hirco believes that corporate social responsibility (CSR) requires the Company to look beyond its financial bottom line. We have adopted a broader perspective, one that considers our stakeholders and the economic, environmental, and social benefits we provide and impacts we have – frequently referred to as the 'triple bottom line'.

Our stakeholders come from all over the world and from all walks of life and socio-economic backgrounds. They include: Hirco investors; governments and regulators; our customers, employees, and business partners; contractors and their employees; the people who live, work, study and play in our vibrant township communities; and our neighbours living near townships.

CSR involves taking a long-term view of the future. We believe that behaving responsibly creates value and results in the appreciation of the assets we create.

What we offer is more than bricks and mortar. We offer a lifestyle. The quality of that lifestyle is determined as much by the social environment we create as by the quality of the physical assets we build. Recognizing and carrying out our social responsibilities is an important component of this.

Your Board of Directors recognizes that activities designed to meet our corporate social responsibilities make good business sense. While it is not always easy to quantify the benefits of these activities, the causal relationships are well-established. For example, we give priority to local workers and this strengthens our bond with neighbouring communities. We are contracting to employ 6,000 workers to build Phase 1 of our Hiranandani Palace Gardens township in Chennai. We provide them with housing, clean water, and a safe and healthy workplace. We also provide an on-site crèche for their young children. In this instance, our employees and their families benefit, and this in turn leads to higher productivity and contributes directly to the financial bottom line.

Hirco's township projects in Chennai and Panvel will apply many of the same sustainable building practices and CSR initiatives that have been progressively undertaken over the past 25 years in the Hiranandani townships at Powai and Thane.

The following stories exemplify our approach to CSR and how we will use these experiences as our road map for township developments.

An eco-friendly environment

Twenty years ago, Powai Hill, located at Hiranandani's Powai mixed-use township near Mumbai, was 100 acres of barren landscape, with few trees and little animal life to speak of. Things have changed.

As Hiranandani built the modern Powai township, it also set its sights on bringing Powai Hill back to life for the benefit of the township residents and neighbouring communities, and to improve the local environment as a whole.

Over the past two decades, a team of 20 Hiranandani employees have laboured tirelessly to reforest Powai Hill with about 15,000 trees.





WHAT WE OFFER IS MORE THAN BRICKS AND MORTAR. WE OFFER A LIFESTYLE. THE QUALITY OF THAT LIFESTYLE IS DETERMINED AS MUCH BY THE SOCIAL ENVIRONMENT WE CREATE AS BY THE QUALITY OF THE PHYSICAL ASSETS WE BUILD.

"When we started our work, not a single tree was seen," says Sneha Subhedar, Hiranandani's Chief Horticulturist, who moved from Bangalore, India's Garden City, to enhance the Powai landscape. "Today, Powai Hill is full of green, and is a wild, natural habitat. Wildlife has returned. Twenty-five varieties of birds have been spotted. We have rabbits, sometimes jackals!"

Powai Hill is just one of many success stories.

Hiranandani, which today employs about 500 gardening staff, has so far planted more than 300,000 new trees in its Mumbai-area townships and along approach roads in neighbouring areas.

"We want to create an eco-friendly environment in all our townships," says Ms. Subhedar, who has a Masters in Landscape Design and serves as a consultant on Hirco's Chennai and Panvel developments.

"It has become quite common for municipal governments in the Mumbai area to plant only five or six species of non-indigenous trees. What we have seen is that these trees tend to only attract crows and pigeons. So, we have banned those trees from our townships. We plant anything other than what the municipalities plant!"

Hiranandani pioneered the re-introduction of indigenous species of trees and shrubs into the fabric of its communities. Today, Hiranandani's townships feature more than 100 species of creepers and climbers, 400 species of trees, and 10,000 species of shrubs.

"We brought in trees from as far away as Kolkata, Bangalore, and Gujarat. Some traveled thousands of miles – by train, air, and truck. And because we have planted these indigenous trees, native birds have returned."

180 million
LITRES OF RAIN WATER HARVESTED EVERY YEAR



2.5 million
SQUARE FEET OF GREEN SPACE CREATED

300,000
NEW TREES PLANTED

CORPORATE SOCIAL RESPONSIBILITY

HIRCO WILL CREATE HIGHLY ATTRACTIVE, LIVABLE ENVIRONMENTS FOR RESIDENTS, TENANTS, AND VISITORS ALIKE.

Hirco's townships will pay the same level of attention to landscaping and forestation, and feature manicured and well-maintained gardens. Current designs for Chennai township call for planting 30,000 new trees in addition to transplanting any trees that are uprooted during construction. Hiranandani's rule of thumb is to allocate 40% of each township to green space. The attractive green, well-landscaped look of our townships will help to differentiate our products from those of our competitors where a 90-10 building/green-space ratio is not unheard of.

Hiranandani's Powai development has 2.5 million square feet of green area. Every residential building has a garden of its own, with play equipment, pavilions, and benches. There are three public parks of six to seven acres each. One of the most popular is Nirvana Park, which Hiranandani proudly describes as "paradise on earth". During the summer holidays, Nirvana Park attracts 20,000 people a day, many of them there to see the two-foot-long Koi carp that inhabit the lake.

Hiranandani's latest innovation at Powai is a 1.5-acre roof garden on the six-storey Delphi commercial building. "All the residential flats around the Delphi building can see the garden," says Ms. Subhedar. "It's the biggest roof garden in Mumbai, and now we want to do the same thing on other commercial buildings."

Through our own landscape and reforestation initiatives, Hirco will create highly attractive, livable environments for residents, tenants, and visitors alike.

'REDUCE, REUSE, RECYCLE'

With a population of over one billion, India's environment and public infrastructure is under considerable pressure. Our efforts are directed towards reducing our dependence on the public infrastructure and making our townships to a great degree self-sustaining. One of the ways we do this is by re-using where we can and recycling a lot of what we cannot.

BIOMETHANATION PROJECT AT HIRANANDANI ESTATE, THANE

The Hiranandani Estate township in Thane northeast of Mumbai produces an average of five metric tons of solid biodegradable organic waste – typically kitchen waste – every day. Normally in India, this waste would be transported to the municipal dump for disposal.

In a project currently under way, we are converting this organic waste into methane and manure. We will use the methane to generate electricity, and the manure for the gardens in the Thane township.

"We first approached the residents and asked them to separate their household waste – non-degradable and biodegradable – into two separate bins," explains Anant Palkar, Hiranandani's Project Manager, Mechanical. "They have been very cooperative with our efforts."

After collecting the biodegradable waste and checking it to ensure it is 100% biodegradable, the solid waste is ground in a mixer and hot water is added. From there it goes to sludge chambers where methane and manure are produced.

"At the moment we are flaring the methane safely and using some of it to fuel cooking stoves at a canteen on site," says Mr. Palkar. "Ultimately, we will be able to produce enough methane to generate 600 KW of energy per day that could be put to use in the township."

This project has a number of benefits:

- The cost of transporting waste to municipal dumps is reduced.
- The pressure on already stretched public infrastructure is reduced.
- Waste material is recycled into useful products (energy and manure).
- The cost of purchasing manure for gardens is reduced.
- Use of electricity from the national grid is reduced.

HIRANANDANI PIONEERED THE RE-INTRODUCTION OF INDIGENOUS SPECIES OF TREES AND SHRUBS INTO THE FABRIC OF ITS COMMUNITIES. TODAY, HIRANANDANI'S TOWNSHIPS FEATURE MORE THAN 100 SPECIES OF CREEPERS AND CLIMBERS, 400 SPECIES OF TREES, AND 10,000 SPECIES OF SHRUBS.



GARDENERS AT HIRANANDANI GARDENS, POWAI (ABOVE AND RIGHT). HIRANANDANI EMPLOYS ABOUT 500 GARDENING STAFF.



THE POPULAR NIRVANA PARK (ABOVE AND RIGHT), HIRANANDANI GARDENS, POWAI.



MAINTAINING A SAFE, SECURE ENVIRONMENT FOR WORKERS AT OUR TOWNSHIP PROJECT SITES IS AN IMPORTANT PART OF BEING A GOOD CORPORATE CITIZEN.





CONSTRUCTION SCENES AT HIRANANDANI GARDENS, POWAI.



WORKER SAFETY IS A PRIORITY AT ALL OUR TOWNSHIP PROJECT SITES.

DURING THE FOUR-MONTH MONSOON SEASON, APPROXIMATELY 180 MILLION LITRES OF RAINWATER ARE COLLECTED THROUGH OUR CENTRAL AND ROOFTOP COLLECTION SYSTEMS COMBINED.

RAINWATER HARVESTING, POWAI

Rain water flows fast from the top of Powai Hill to Powai Lake, which borders Hiranandani Gardens near Mumbai. "Through rainwater harvesting, we are reducing the speed of that flowing water so that it has the opportunity to settle and percolate down and recharge the groundwater table," says Mr. Palkar.

The water is slowed by creating flow paths, which reduce or eliminate waterlogging and flooding, and installing collection ponds and drilling bore wells that provide a high level of porosity. At Hiranandani's Powai township, there are three large percolation ponds, 11 percolation pits and 13 bore wells. Some bore wells have been dug to a depth of 250 feet.

The raised water table that results enables the collection of water in sump wells. That water is used for construction, flushing in commercial buildings, and for garden irrigation.

Reducing the speed of rain water flow has the further benefit of reducing erosion. High water tables support green cover of open land for longer periods, and that in turn has a cooling effect in the township. Hiranandani also harvests water from the rooftops of residential buildings at all its townships.

During the four-month monsoon season, approximately 180 million litres of rainwater are collected through the central and rooftop collection systems combined. Hirco is also planning to conduct rainwater harvesting at our Chennai and Panvel townships.

SEWAGE TREATMENT

Both our Chennai and Panvel townships will have their own sewage treatment plants (STPs) serving all residential, commercial and retail buildings. Hiranandani has one of the largest privately run sewage treatment capacities in India, providing 100% recycling of treated sewage water.

The Powai and Thane townships each have their own STPs, with a capacity of three million and four million litres per day respectively. The Powai facility first went into service in 1987. Large-scale plants treat sewage from commercial and retail buildings, while smaller STPs serve each residential building. The STPs use advanced Fluidized Aerobic Bed technology, which produces cleaner, recyclable water.

The water is used for gardens, construction, and flushing. In Powai alone, one million litres of water per day are used for gardening, 1 to 1.2 million litres per day for construction activities, and the remaining 0.7-0.8 million litres are used for flushing in commercial buildings.

Manure from the treatment plants is used in landscaping within each township.

"Because we have large townships, it is easier for us to have centralized control over sewage treatment," says Mr. Palkar.

Township Social Initiatives

Maintaining a safe, secure environment for workers at our township project sites is an important part of being a good corporate citizen and also makes good business sense.

VECTOR CONTROL

Construction sites are prone to stagnant pools of water. In the tropics, such pools are breeding grounds for mosquitoes. Vector control at our building sites reduces the incidence of diseases such as malaria.

A malaria epidemic can drive productivity down to as low as 30%. We spray our sites every day after sunset to control mosquitoes that could carry the malaria parasite.

SAFETY

Use of hard hats, safety belts, and harnesses on all our sites is compulsory.

Many builders provide only one safety net at the bottom of each building. We provide nets every 15-18 storeys. These saved 10 lives in 2007.

CORPORATE SOCIAL RESPONSIBILITY



OUR HOSPITALS ARE PURPOSE-BUILT WITH ROOM TO EXPAND, AND STAFFED BY WELL-QUALIFIED MEDICAL PERSONNEL

We use safer, double-type scaffolding secured horizontally inside the building, rather than just vertically, and it is limited to 12-storeys in height. Every concrete mixer has a roof stretched over it so that nothing can fall into the mixer from above.

HOUSING

Equally important are the living conditions of workers. Most workers are migrant labourers who must be provided living and other facilities at the project site. Labourers are housed on site in good quality, clean temporary housing. To lower the risk of fires, these living quarters are constructed with fire-resistant materials and are provided with fire extinguishers. The parking of trucks and storage of materials such as tyres, petrol, and diesel is strictly controlled and kept well away from the housing.

Clean and sufficient toilet facilities are also available for the workforce.

DRINKING WATER

Water treatment plants provide clean drinking water at our sites. Every day, we treat 520,000 litres of water for the various construction sites. In cases where we have to bring in drinking water by tanker, that water is treated in order to avoid any incidences of cholera.

CHILD CARE

Many labourers work as couples and are on site with their children. We provide a mobile crèche for those children. Doctors visit the crèche at regular intervals to check on the children's health.

Health and Education

All our townships contain excellent health facilities. Our hospitals are purpose-built with room to expand, and staffed by well-qualified medical personnel. We also run schools in each of our townships, offering high-quality education to meet India's growing demands for talent. Children in the surrounding communities also have access to schools in our townships.

ISO 9001:2000 CERTIFICATION

Hiranandani is an ISO 9001:2001 certified company.

'ISO 9001:2000 – Quality Management Systems' is intended for use in any organization that designs, develops, manufactures, installs and/or services any product or provides any form of service.

It provides a number of requirements that an organization needs to fulfill if it is to achieve customer satisfaction through consistent products and services that meet customer expectations.

ENVIRONMENTAL LEADERSHIP



THE RODAS, HIRANANDANI'S BOUTIQUE BUSINESS HOTEL IN POWAI TOWNSHIP, IS ONLY THE SECOND HOTEL IN INDIA TO BE ACCORDED THE PRESTIGIOUS ECOTEL® CERTIFICATION.

Powai hotel wins Ecotel® certification

The Rodas, Hiranandani's boutique business hotel in Powai township, is only the second hotel in India to be accorded the prestigious Ecotel® certification.

All Ecotel certified hotels must pass a detailed inspection and satisfy stringent criteria in five areas: environmental commitment; solid-waste management; energy efficiency; water conservation; and employee education and community involvement.

The Ecotel certification programme was initiated in 1993 by the HVS International Eco Services consulting group in cooperation with environmental experts including the Rocky Mountain Institute and the United States Environmental Protection Agency. Its purpose is to help hotel businesses worldwide design and implement effective environmental programmes.



BG HOUSE IS THE FIRST BUILDING IN MUMBAI TO BE AWARDED A TOP-RATED PLATINUM CERTIFICATION RATING FROM THE U.S. GREEN BUILDING COUNCIL'S 'LEADERSHIP IN ENERGY AND ENVIRONMENTAL DESIGN' RATING SYSTEM.

BG House in Powai earns LEED Platinum Rating

BG House, which is located in Hiranandani Business Park in Powai and is headquarters to BG Exploration and Production India Limited, is the first building in Mumbai to be awarded a top-rated Platinum certification rating from the U.S. Green Building Council's Leadership in Energy and Environmental Design (LEED) Green Building Rating System™.

Before receiving LEED certification, a building project must satisfy a number of green building criteria, including those pertaining to: sustainable site; water efficiency; energy and atmosphere; materials and resources; indoor environmental quality; and innovation in design.

CODE OF CONDUCT

HIRCO'S CODE OF CONDUCT GUIDES OUR DECISION-MAKING PROCESS. THE FOLLOWING SECTIONS OF THE CODE ARE MOST RELEVANT TO CSR'S TRIPLE BOTTOM LINE – ECONOMIC, ENVIRONMENTAL AND SOCIAL.

BEING A GOOD MEMBER OF THE LOCAL COMMUNITY

No business operates in a vacuum. Our project sites will be located in or near major metropolitan areas. We must contribute and be seen to contribute to the well-being of the communities of which we are a part. We will strike a balance between the needs of the business and that of the local community.

- We will minimize the environmental impact of our operations on the local communities. There are a number of ways we will explore to achieve this – use of renewable energy sources such as solar power; and the recycling of water to minimize the additional demand we place on the water and sanitation systems.
- We will look to build sustainable communities where families can live, work, play, shop, and study without having to travel long distances. This will reduce the consumption of non-renewable energy.
- Wherever possible we will seek to create employment opportunities for local people. This will make us a good corporate citizen but also makes business sense as we minimize the costs of relocating people.
- Any member of our staff that wishes to take part in local community work will be encouraged to do so without disrupting operations.
- India is a country of diverse cultures, beliefs, and languages. We will respect the character and traditions of the communities in which we work.

MEETING OUR CUSTOMERS' NEEDS

The most critical community for us is that of our customers. Without customers business has no reason to exist. We will always place the customer's needs first.

We will always be responsive to our customers. When we receive feedback – positive or negative – we will act on it as promptly as possible. We will close the loop by advising the customer of the action taken and thanking the customer for it.

Our communication with our customers is an important aspect of our relationship with them. In the event of any dispute, such communication will be of importance in the resolution process. We will endeavour at all times to be objective and factual in our communication.

WORKING TOGETHER WELL

Hirco is engaged in many highly complex and large projects. Such projects can only succeed when large numbers of people work together well. This will only happen in a supportive environment.

- We will help each other succeed so all of us can succeed.
- We recognize that the Company's success depends on each employee being allowed to realize his/her full potential. We value the work of each person regardless of title or position.
- We treat each other with respect.
- We treat all people fairly – regardless of race, religion, colour, language, nationality – in matters of employment, promotion, and compensation.

CORPORATE GOVERNANCE

Hirco's Board of Directors and management are committed to a high standard of corporate governance. They believe that good governance requires the Company to have the correct processes and structures in place to ensure sound stewardship and accountability, as well as to enhance shareholder value.

The Board of Directors is responsible for the overall stewardship of Hirco. The Directors continue to take steps towards adopting the recommendations on corporate governance made by the Quoted Companies Alliance (QCA). The QCA's Corporate Governance Guidelines, which set out a code of best practice for companies listed on the AIM, state that "the purpose of good corporate governance is to ensure that the company is managed in an efficient, effective and entrepreneurial manner for the benefit of all shareholders over the longer term".

The Board is making progress towards ensuring the Company complies with the Combined Code, which is generally adopted by companies admitted to the Official List (companies listed on the London Stock Exchange's main market). The Isle of Man, the Company's jurisdiction of incorporation, has no specific corporate governance regime.

The Board holds at least four meetings annually and has established audit, nomination and investment committees. The Board does not intend to establish a remuneration committee given the current composition of the Board and nature of the Company's operations, but will review annually the remuneration of the Directors and agree on the level of non-executive fees.

AUDIT COMMITTEE	MEMBERS
The Audit Committee is responsible for ensuring that the financial performance of the Company is properly monitored, controlled and reported on. It reviews reports from the auditors relating to accounts and internal control systems.	David Burton (Chair) Sir Rob Young Douglas Gardner

NOMINATION COMMITTEE	MEMBERS
The Nomination Committee considers appointments to the Board and is responsible for nominating candidates to fill Board vacancies and for making recommendations on Board composition.	Kersi Gherda (Chair) Sir Rob Young

INVESTMENT COMMITTEE	MEMBERS
The Investment Committee's role is to review and approve all investment decisions, certain key decisions relating to Hirco's investments and related party matters. The Committee is comprised of three of the Company's four independent non-executive directors.	Douglas Gardner (Chair) Sir Rob Young David Burton

BOARD OF DIRECTORS



NIRANJAN HIRANANDANI
CHAIRMAN OF THE BOARD
Niranjan Hiranandani is a founder of Hirco and co-founder of the Hiranandani Group. Mr. Hiranandani holds key positions in various Indian government bodies, private and social institutions, schools, and colleges. Current leadership roles include President of the Maharashtra Chambers of Housing Industry (MCHI); Chairman of Mumbai City, Development & Environment Committee of the Indian Merchants Chambers (I.M.C.) Mumbai; Member of the Task Force of the Government of India for reforms in Housing and Urban Development; and Member of the Study Group on Slum Rehabilitation Scheme, Government of Maharashtra. Mr. Hiranandani is a chartered accountant.



PRIYA HIRANANDANI-VANDREVALA
EXECUTIVE DIRECTOR AND CEO
Priya Hiranandani is a founder of Hirco. Prior to becoming Chief Executive Officer of Hirco, Ms. Hiranandani was a founder and CEO of the Zenta Group, a family-owned business process outsourcing company. Ms. Hiranandani oversaw the growth of Zenta from a start-up to its subsequent sale in 2005. Previously, she managed sales and marketing activities for the Hiranandani Group. Ms. Hiranandani is a chartered accountant.



KERSI GHERDA, OBE
NON-EXECUTIVE DIRECTOR
Kersi Gherda is a chartered accountant both from the Indian Institute and from the Institute of Chartered Accountants in England and Wales. He is a director of several public and private companies and is also connected with various non-governmental organisations and trusts.



DAVID BURTON
INDEPENDENT NON-EXECUTIVE DIRECTOR
David Burton is Chairman of the Aon Alexander & Alexander and AON UK Pension Schemes, as well as Chairman of the Combined Britons Pension Scheme and an associate partner of Lancea Partners Limited. Mr. Burton is a chartered accountant.



NIGEL MCGOWAN
INDEPENDENT NON-EXECUTIVE DIRECTOR
Nigel McGowan qualified as a chartered accountant in 1991 with Deloitte & Touche, London. He holds executive and non-executive directorships with a number of companies, including private property companies with investments in residential and commercial property in the Isle of Man.



DOUGLAS GARDNER
INDEPENDENT NON-EXECUTIVE DIRECTOR
Douglas Gardner was a founding Partner of Halverton Real Estate Investment Management Limited and is the Chairman of the European Management Board of GPT Halverton, which has €2.2 billion of assets under management. He is also a director of Invesco High Income Property Trust Limited, a Jersey-based Invesco fund, which has £300 million under management and is quoted on the London Stock Exchange.



SIR ROB YOUNG
INDEPENDENT NON-EXECUTIVE DIRECTOR
Sir Rob Young has had a distinguished career in the diplomatic service at the United Kingdom's Foreign and Commonwealth Office. He became the UK's High Commissioner to India (based in Delhi) in January 1999 where he served until his retirement from the diplomatic service in October 2003. Since 2003 Sir Rob has acted as Chairman of the Calcutta Tercentenary Trust and is a Commissioner on the Commonwealth War Graves Commission.

OUR RESIDENTIAL TOWNSHIPS OFFER QUALITY, AFFORDABLE HOUSING IN AN ECOLOGICALLY-FRIENDLY ENVIRONMENT FOR INDIA'S YOUNG AND AFFLUENT WORKING POPULATION.





View of Hiranandani Gardens skyline from across Powai Lake.

HIRCO CREATES AN UNSURPASSED LIVING ENVIRONMENT FOR INDIA'S NEW REAL ESTATE CONSUMER – THE LARGE AND GROWING MIDDLE CLASS.



A night view of Hiranandani Estate, Thane.

REPORT OF THE DIRECTORS

The Directors hereby submit their first annual report together with the audited consolidated financial statements of Hirco PLC (the "Company") and its subsidiaries (together "the Group") for the financial period from incorporation on 2 November 2006 to 30 September 2007.

THE COMPANY

The Company was incorporated in the Isle of Man and has been established to invest in certain FDI-compliant Indian real estate development projects.

RESULTS AND DIVIDENDS

The results of the Company and Group for the period are set out on pages 33 to 47. The Directors do not intend to declare a dividend at this time.

THE COMPANY'S BOARD OF DIRECTORS

BOARD OPERATION

The Company's Board of Directors makes decisions that involve policies related to the investment by, and the strategic direction of, the Company. Matters relating to the implementation of such investments and operations of the Company are delegated to management of the Company. Specific investments of the Company are subject to approval by the Company's independent Investment Committee.

INDEPENDENT DIRECTORS

The following non-executive directors are considered independent by the Board of Directors:

- David Burton
- Douglas Gardner
- Nigel McGowan
- Sir Rob Young

DIRECTORS' INTERESTS IN SHARES OF THE COMPANY

The interests of the Directors in the share capital of the Company as at 30 September 2007 are set out below:

DIRECTOR	NO. OF ORDINARY SHARES HELD
Liberty Hedge Ventures Limited[1]	2,526,984
Adele Gardner[2]	15,000
Sir Rob Young	6,500

[1] An offshore company controlled by a discretionary trust in respect of which certain members of the Hiranandani family may be beneficiaries.
[2] Wife of Douglas Gardner.

NAMES AND POSITIONS OF DIRECTORS

The names of, and positions held by, the Directors during the period and up to the date of this report are:

NAME	POSITION(S)	DATE APPOINTED	DATE RESIGNED
Niranjan Hiranandani	Chairman	21 Nov. 2006	not applicable
David Burton	Chairman – Audit Committee Member – Investment Committee	26 Nov. 2006	not applicable
Douglas Gardner	Chairman – Investment Committee Member – Audit Committee	26 Nov. 2006	not applicable
Kersi Gherda	Chairman – Nomination Committee	26 Nov. 2006	not applicable
Priya Hiranandani	Chief Executive Officer	21 Nov. 2006	not applicable
Nigel McGowan	Secretary	21 Nov. 2006	not applicable
Sir Rob Young	Member – Audit Committee Member – Investment Committee Member – Nomination Committee	26 Nov. 2006	not applicable
Christopher Tushingham		2 Nov. 2006	21 Nov. 2006
Nicholas Williamson		2 Nov. 2006	21 Nov. 2006

REPORT OF THE DIRECTORS

MATERIAL CONTRACTS

Following is a summary of Hirco's material contracts. Full details about these contracts appear on pages 80 to 86 of the Hirco PLC Offer Document, which is available at www.hircoplc.com/downloads_&_presentations.html

THE EXCLUSIVITY AGREEMENT

The Exclusivity Agreement was entered into among Hirco Mauritius and Niranjan Hiranandani and his wife on or around 7 December 2006 and prescribes that, until such time as 90% of the net proceeds of the share placing have been committed by Hirco (or otherwise returned to shareholders), all qualifying projects must first be offered to Hirco Mauritius. Under the terms of the Exclusivity Agreement, a "qualifying project" is any development of aggregated land in India by Niranjan Hiranandani, his wife, or any of their affiliates in which, as at commencement of the development phase, FDI is permissible in accordance with the FDI regulations. This agreement is currently not in force.

THE INVESTMENT AGREEMENT

Hirco Mauritius's investment in each project group will be made through subscriptions for Participating Preference Shares in the investment company which is the holding company for that group. The investment will be based on a template investment agreement between Hirco, Hirco Mauritius, the investment company, the project company, and an entity affiliated with Niranjan Hiranandani. All of the voting ordinary shares of the investment company will be owned by such affiliated entity of Niranjan Hiranandani.

THE DEVELOPMENT MANAGEMENT AND GENERAL SERVICES AGREEMENT

A template Development Management and General Services (DMGS) Agreement has been agreed to govern the relationship between each project company and the DMGS manager, including the responsibilities of and compensation payable to the DMGS manager. A DMGS Agreement will be entered into each time Hirco invests in the relevant project group. The DMGS manager is an entity affiliated with Niranjan Hiranandani, and, as further described in the Hirco PLC Offer Document, is entitled to receive fees pursuant to the DMGS Agreement in return for services provided by it as DMGS manager.

MARKETING SERVICES AGREEMENT

A template marketing, sales and leasing agreement has been agreed to govern the relationship between the project company and the marketing manager, including the responsibilities of and compensation payable to the marketing manager. The Marketing Services Agreement (based on that template) will be entered into when Hirco invests in the relevant project.

MEETINGS OF DIRECTORS

Since the admission of Hirco PLC to the AIM on 13 December 2006, the following meetings were held:

	BOARD OF DIRECTORS		AUDIT COMMITEE		INVESTMENT COMMITTEE		NOMINATION COMMITTEE	
	MEETINGS	ATTENDED	MEETINGS	ATTENDED	MEETINGS	ATTENDED	MEETINGS	ATTENDED
Niranjan Hiranandani	4	3	n/a	n/a	n/a	n/a	n/a	n/a
David Burton	4	4	2	2	4	4	n/a	n/a
Douglas Gardner	4	4	2	2	4	4	n/a	n/a
Kersi Gherda	4	4	n/a	n/a	n/a	n/a	1	1
Priya Hiranandani	4	4	n/a	n/a	n/a	n/a	n/a	n/a
Nigel McGowan	4	3	n/a	n/a	n/a	n/a	n/a	n/a
Sir Rob Young	4	4	2	2	4	4	1	1

The marketing manager is an entity affiliated with Niranjan Hiranandani, and, as further described in the Hirco PLC Offer Document, is entitled to receive fees pursuant to the Marketing Services Agreement in return for services provided by it as marketing manager.

CORPORATE GOVERNANCE
The Company's corporate governance principles and practices as well as biographical information about the members of the Company's Board of Directors are set out in the Corporate Governance section on pages 23 to 25.

INDEPENDENT AUDITORS
KPMG Audit LLC have expressed their willingness to continue in office in accordance with Section 12 (2) of the Companies Act, 1982.

INTERNAL CONTROL
There are inherent limitations in any system of internal control and such a system can provide only reasonable, but not absolute, assurances against material misstatement or loss. The Company does not have its own internal audit function but places reliance on compliance and other control functions of its service providers.

Where necessary the Board obtains specialist advice from either its auditors or other advisers.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE REPORT OF THE DIRECTORS AND THE FINANCIAL STATEMENTS
The Directors are responsible for preparing the Report of the Directors and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year, which meet the requirements of Isle of Man company law. In addition, the Directors have elected to prepare the Company and Group financial statements in accordance with International Financial Reporting Standards.

The Company's and the Group's financial statements are required by law to give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period.

In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable International Financial Reporting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Isle of Man Companies Acts 1931 to 2004. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

By order of the Board

NIGEL McGOWAN
SECRETARY
4 DECEMBER 2007

AUDITORS' REPORT

REPORT OF THE INDEPENDENT AUDITORS, KPMG AUDIT LLC, TO THE MEMBERS OF HIRCO PLC

We have audited the group and parent company financial statements (the "financial statements") of Hirco PLC for the period ended 30 September 2007 which comprise the Consolidated Income Statement, the Consolidated and Company Balance Sheets, the Consolidated Cash Flow Statement and the Consolidated Statement of Changes in Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with section 15 of the Companies Act 1982. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the financial statements in accordance with applicable Isle of Man company law and International Financial Reporting Standards are set out in the Statement of Directors' Responsibilities on page 31.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Isle of Man Companies Acts 1931 to 2004. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' transactions with the Company is not disclosed.

We read the Directors' Report and any other information accompanying the financial statements and consider the implications for our report if we become aware of any apparent misstatements or inconsistencies within it.

BASIS OF OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view, in accordance with applicable Isle of Man company law and International Financial Reporting Standards, of the state of the Group's and Parent Company's affairs as at 30 September 2007 and of the Group's profit for the period then ended;
- the financial statements have been properly prepared in accordance with the Isle of Man Companies Acts 1931 to 2004; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG AUDIT LLC
CHARTERED ACCOUNTANTS
4 DECEMBER 2007
DOUGLAS, ISLE OF MAN

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD 2 NOVEMBER 2006 (DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

CONTINUING OPERATIONS	NOTES	£000
Investment income	5	22,269
Foreign exchange loss		(14)
Net investment income		**22,255**
Fair value gain on investments	12	**87,220**
Administrative expenses	6	(2,345)
Net income before finance costs		**107,130**
Finance costs		–
Profit before taxes		**107,130**
Income tax expense	7	(19)
Profit for the period		**107,111**
Earnings per share (consolidated):		
Basic, for the period attributable to ordinary equity holders (pence)	9	140
Diluted, for the period attributable to ordinary equity holders (pence)	9	140

The profit of the parent company for the period was £21,199,000.

The notes on pages 37 to 47 form part of these consolidated financial statements.

BALANCE SHEETS

AS AT 30 SEPTEMBER 2007

ASSETS	NOTES	GROUP £000	COMPANY £000
NON-CURRENT ASSETS			
Property, plant and equipment	11	42	-
Investments	12	341,392	–
Due from subsidiaries	18	–	256,110
		341,434	**256,110**
CURRENT ASSETS			
Accrued income		12,086	12,219
Prepaid expenses		158	149
Other current assets		47	38
Cash and cash equivalents	14	116,423	115,584
		128,714	**127,990**
Total assets		**470,148**	**384,100**
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables		69	8
Accrued expenses		332	257
Total liabilities		**401**	**265**
Net assets		**469,747**	**383,835**
EQUITY			
Share capital	16	765	765
Share premium		361,871	361,871
Retained earnings		107,111	21,199
Total equity		**469,747**	**383,835**

The notes on pages 37 to 47 form part of these consolidated financial statements.

The financial statements were approved by the Board on 4 December 2007 and signed on their behalf by:

NIRANJAN HIRANANDANI
CHAIRMAN

DAVID BURTON
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD 2 NOVEMBER 2006 (DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

	SHARE CAPITAL £000	SHARE PREMIUM £000	RETAINED EARNINGS £000	TOTAL £000
Issue of share capital	765	381,869	-	382,634
Share issue costs	-	(19,998)	-	(19,998)
Net profit for the period	-	-	107,111	107,111
As at 30 September 2007	**765**	**361,871**	**107,111**	**469,747**

The notes on pages 37 to 47 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD 2 NOVEMBER 2006
(DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

CASH FLOWS FROM OPERATING ACTIVITIES	£000
Net profit before taxation	107,130
Adjustment for:	
Fair value gains on investments	(87,220)
Depreciation	13
Operating profit before working capital changes	**19,923**
Change in debtors and prepayments	(12,291)
Change in creditors and other accruals	347
Net cash generated from operating activities	**7,979**
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(20)
Purchase of investments	(254,172)
Net cash used in investing activities	**(254,192)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issue of share capital (net of issue costs)	362,636
Net cash generated from financing activities	**362,636**
Increase in cash during the period	**116,423**
Cash balance at the beginning of the period	–
Cash balance at the end of the period	**116,423**

The notes on pages 37 to 47 form part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD 2 NOVEMBER 2006
[DATE OF INCORPORATION] TO 30 SEPTEMBER 2007

1. GENERAL INFORMATION

Hirco PLC (the "Company") is a public limited company incorporated in the Isle of Man on 2 November 2006. It was admitted to AIM on 13 December 2006.

The consolidated financial statements of Hirco PLC comprise the Company and its subsidiaries (together referred to as the "Group"). The consolidated financial statements have been prepared for the period from 2 November 2006 (date of incorporation) to 30 September 2007 and are presented in GBP.

The principal activities of the Group include investment in FDI-compliant Indian real estate projects for developments of large-scale, mixed-use township communities which could include co-located special economic zones ("SEZs") in India.

As at 30 September 2007, the Group had six (6) employees.

2. SIGNIFICANT ACCOUNTING POLICIES

[A] BASIS OF PREPARATION

The consolidated financial statements have been prepared on an historical cost basis.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and also to comply with the Isle of Man Companies Acts 1931 to 2004.

The period from 2 November 2006 (date of incorporation) to 30 September 2007 is the first period of the Group's operations, and, therefore, no comparatives are presented.

[B] BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the results of the Company and entities controlled by the Company (its subsidiaries) made up to 30 September 2007. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same period as the Company, using consistent accounting policies.

The results of subsidiaries acquired during the period are included in the consolidated income statement from the effective date of acquisition.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group.

[C] FOREIGN CURRENCY TRANSLATION

The consolidated financial statements are presented in British pounds, which is the Company's functional and presentation currency. The functional currency for all of the subsidiaries within the Group is as detailed below:

– Hirco Holdings Limited	GBP
– Hirco Inc	USD
– Hirco Real Estate Services Private Limited	INR

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD 2 NOVEMBER 2006
(DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(C) FOREIGN CURRENCY TRANSLATION (continued)

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Differences arising therefrom are taken to Income Statement.

The assets and liabilities of foreign operations are translated to GBP at the exchange rate at the reporting date. The income and expenses of foreign operations are translated to GBP at average exchange rates for the period. Foreign currency differences are recognised directly in equity; in the foreign currency translation reserve (FCTR). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Investments of the Company's Mauritius subsidiary, Hirco Holdings Limited, are denominated in British pounds and are eligible for Preference Dividend and redemption in British pounds only. Accordingly, they are included in the consolidated accounts at their historical value. These investments are also eligible to participate in the residual profits of the project companies to the extent of 40%. These investments are marked to market for the said 40% participation share bi-annually, based on fair market value of the projects determined by an independent professional valuer. The gain or loss arising on this mark to market valuation is translated at the exchange rate on the date of valuation.

(D) INCOME RECOGNITION

Income is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In particular:

Preference Dividend income

Income arising from Preference Dividend is recognized on the effective interest rate basis.

Interest income

Interest income is recognized as interest accrues using the effective interest method.

Fair value gain on investments

The Directors determine unrealized fair value gain/(loss) on Investments bi-annually based on the fair market value assessment of the projects done by an independent professional valuer.

(E) INCOME TAX

Current income tax

Current income tax assets and liabilities are measured at the balance sheet date at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax

Deferred income tax is recognized on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply to the year when the related asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(E) INCOME TAX (continued)

Sales tax/VAT

Income, expenses and assets are recognized net of the amount of sales tax / VAT except:

- where the sales tax / VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax / VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax / VAT included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

(F) INVESTMENTS

The Group's interest in participating preference shares issued by Burke 1 Limited, Burke 2 Limited and Burke 3 Limited (note 12) is a compound financial instrument, comprising a debt component in relation to the Preference Dividend and preferred capital return and an equity component equivalent to the share in residual profits.

The debt component is stated at amortized cost, with interest recognized in the income statement on the effective interest rate basis.

The Directors consider that the Group is a venture capital organization and under IAS 31 designate the equity component of its investment in jointly controlled entities, Burke 1 Limited, Burke 2 Limited and Burke 3 Limited (investee companies through which investments in the property development projects are made), as at fair value through profit or loss. Accordingly, under IAS 39, changes in fair value on the equity component are recognized in profit or loss.

(G) PROPERTY, PLANT AND EQUIPMENT

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leasehold improvements are amortized over the shorter of the lease term or their useful lives.

The estimated useful lives for the current periods are as follows:

- Equipment	3-5 years
- Computers	2-3 years
- Furniture	5-7 years
- Leasehold Improvements	1-2 years

Depreciation methods, useful lives and residual values are reassessed at the reporting date.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD 2 NOVEMBER 2006
(DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(H) TRADE RECEIVABLES
Trade receivables are stated at cost, which is approximately their market value, less an allowance for impairment. An allowance for impairment is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(I) CASH AND CASH EQUIVALENTS
Cash and cash equivalents comprise cash at bank and on hand, bank demand, and time deposits with maturities of three months or less.

(J) TRADE AND OTHER PAYABLES
Trade and other payables are stated at cost, which is approximately their market value.

(K) EQUITY INSTRUMENTS
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(L) PROVISIONS
Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

(M) DIVIDENDS
Dividend distributions to the Company's shareholders are recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

Subject to the provisions of the Articles, the Company's Board of Directors may by ordinary resolution declare that out of profits available for distribution in accordance with Isle of Man law dividends be paid to members according to their respective rights and interests in the profits of the Company available for distribution. However, no dividend shall exceed the amount recommended by the Board. There is no fixed date on which an entitlement to dividend arises.

(N) IMPAIRMENT OF FINANCIAL ASSETS
A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
Discussed below are the key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Valuation of investments
The fair value of the Group's investments were determined by the Directors based on the valuation of the underlying projects carried out by Jones Lang LaSalle Property Consultants, Pvt. Ltd. ("Jones Lang LaSalle"), an independent valuer, using the valuation standard prescribed by the Royal Institute of Chartered Surveyors.

4. SEGMENTAL REPORTING

The Group has only one business and geographic segment, being the investment in real estate in India and hence no separate segment report has been presented.

5. INVESTMENT INCOME

	£000
Preference dividend	12,034
Bank interest	10,235
	22,269

6. ADMINISTRATIVE EXPENSES

	£000
Employee costs	660
Occupancy cost	33
Professional fees	651
Directors' fees	391
Communication charges	308
Other administration costs	289
Depreciation	13
	2,345

7. INCOME TAX

The major components of income tax expense for the period ended 30 September 2007 are:

	£000
CURRENT INCOME TAX	
Current income tax charge	19
DEFERRED TAX	
Relating to origination and reversal of temporary differences	-
Income tax expense reported in the income statement	**19**

The Company is incorporated in the Isle of Man under the Isle of Man Companies Acts 1931 to 2004, as amended.

The Isle of Man tax rate for companies is 0%. The rate of withholding tax on dividend payments to non-residents for companies within the 0% corporate income tax regime is also 0%.

Accordingly, the Company will have no liability to Isle of Man income tax on its income or gains and there will be no requirement to deduct withholding tax from payments of dividends to shareholders.

There are no incorporation, capital gains or inheritance taxes payable in the Isle of Man.

The current income tax charge of £18,772 represents tax charges on profit arising in the U.S. and India, which is subject to corporate income tax of 39.00% and 33.99%, respectively.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD 2 NOVEMBER 2006
(DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

8. AUDITORS' REMUNERATION

The following are the details of fees paid to the auditors, KPMG, in various capacities for the year:

FEES PAID AS	£000
Statutory auditors (*)	67
IPO transaction fees (**)	496
Total	**563**

(*) charged to the income statement

(**) charged to the share premium account

9. EARNINGS PER SHARE

Basic earnings per share for the period ended 30 September 2007 is based on the profit attributable to equity holders of the Company of £107,111,265 and the weighted average number of ordinary shares outstanding during the period ended 30 September 2007 of 76,526,984.

Profit attributable to equity holders of the parent	£107,111,265
Weighted average number of ordinary shares	76,526,984

EARNINGS PER SHARE	PENCE
Basic earnings per share	140
Diluted earnings per share	140

There are no dilutive potential ordinary shares. There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

10. NET ASSET VALUE PER SHARE

Net asset value per share is calculated by dividing the net assets attributable to the equity holders of the Company of £469,746,526 by the number of ordinary shares as at 30 September 2007 of 76,526,984.

Net assets attributable to equity holders of the parent	£469,746,526
Number of ordinary shares	76,526,984

	PENCE
Net asset value per share	614

11. PROPERTY, PLANT AND EQUIPMENT

	COMPUTERS £000	LEASEHOLD IMPROVEMENTS £000	FURNITURE £000	TOTAL £000
COST				
As at 2 November 2006	–	–	–	–
Additions	4	16	35	55
Balance as at 30 September 2007	**4**	**16**	**35**	**55**
DEPRECIATION				
As at 2 November 2006	–	–	–	–
Charge for the period	1	2	10	13
Balance as at 30 September 2007	**1**	**2**	**10**	**13**
NET BOOK VALUE	**3**	**14**	**25**	**42**

12. GROUP INVESTMENTS

Group investments comprise participating preference share interests in three Mauritius incorporated companies, Burke 1 Limited, Burke 2 Limited and Burke 3 Limited. The Group owns all the participating preference share interests in these companies. These companies have one other share class, being ordinary shares, which are all owned by Burke Consolidated Limited (see note 18).

COMPANY	PROJECTS IN INDIA	DATE OF INVESTMENT	COST £000	FAIR VALUE GAIN £000	FAIR VALUE £000
Investment in participating preference shares of:					
Burke 1 Limited	Chennai township projects	13-Feb-2007	77,846	37,667	115,513
Burke 2 Limited	Chennai commercial projects	23-Mar-2007	47,889	17,085	64,974
Burke 3 Limited	Panvel SEZ and commercial projects	19-Jul-2007	128,437	32,468	160,905
Balance as at 30 September 2007			**254,172**	**87,220**	**341,392**

The participating preference share interests in Burke 1 Limited, Burke 2 Limited and Burke 3 Limited entitle the Group to a preference dividend of 12% per annum compounded annually, a preferred capital return and a 40% share in residual profits. As detailed in the accounting policy, the debt component of this compound financial instrument, representing the preference dividend and the preferred capital return, is stated at amortized cost, with the preference dividend accrued under the effective interest method. The equity component representing the 40% residual profit share is stated at fair value. The full consideration payable has been attributed to the debt component; hence there is no cost attributed to the equity component.

The fair value of the Group's investments was determined by the Directors based on the valuation of the underlying projects carried out by Jones Lang LaSalle, an independent valuer, using the valuation standard prescribed by the Royal Institute of Chartered Surveyors. The valuation done by Jones Lang LaSalle is based on the details of pre-sales done, project progress, expected revenue and anticipated cost of construction as on the valuation date. The valuers have also made the reference to market evidence of transaction prices for the similar projects.

The fair value of each investment of the Group is calculated as detailed hereunder:

	BURKE 1 LIMITED £000	BURKE 2 LIMITED £000	BURKE 3 LIMITED £000	TOTAL £000
Net worth post valuation as on 30 September 2007 before charging Preference Dividend	209,886	113,074	267,736	590,696
DISTRIBUTION IN THE ORDER OF CONTRACTUAL PREFERENCE:				
Preference Dividend	5,886	3,023	3,125	12,034
Repayment of the Group's participating preference shares	77,846	47,889	128,437	254,172
Repayment of the ordinary shares (which are subordinated to the participating preference shares)	31,987	19,449	55,004	106,440
Share of the Group (40%) of the residual net worth	37,667	17,085	32,468	87,220
Share of the ordinary shareholders (60%) of the residual net worth	56,500	25,628	48,702	130,830
Total Distribution	209,886	113,074	267,736	590,696
Fair value gain of the Group's investment (40% residual interest)	**37,667**	**17,085**	**32,468**	**87,220**

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD 2 NOVEMBER 2006
(DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

13. INVESTMENT IN SUBSIDIARY

	£
As at 2 November 2006	–
Additions	51
Balance at 30 September 2007	**51**

The investment in subsidiary in the Company's financial statements relates to Hirco Holdings Ltd, which is stated at cost. (See Note 17)

14. CASH AND CASH EQUIVALENTS

	GROUP £000	COMPANY £000
Cash at bank and in hand	6,347	5,508
Short-term deposits	110,076	110,076
	116,423	**115,584**

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods up to three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The weighted average effective interest rate on short-term deposits was 5.43% per annum. The fair value of cash and short-term deposits is £116,422,753.

As at 30 September 2007, there is no cash held in blocked accounts.

15. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, price risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by the Board of Directors.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Indian Rupee. Foreign exchange risk arises from future commercial transactions, recognized monetary assets and liabilities and investments in foreign companies. The principal foreign exchange risk relates to the 40% equity participation in the participating preference share investments (see note 12).

(ii) Price risk

The Group is exposed to property price risk, property rentals risk and the normal risks of property development in relation to the property developments owned by Burke 1 Limited, Burke 2 Limited and Burke 3 Limited.

(iii) Interest rate risk

The Group is exposed to the effects of fluctuations in the prevailing levels of market interest on its cash balances, which are deposited in interest-bearing accounts at floating rates.

(b) Credit risk

The Group has no significant concentrations of credit risk. Cash transactions are limited to high-credit-quality financial institutions.

(c) Liquidity risk

To date all investments have been funded by cash from the IPO and the Group has no debt.

15. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

FINANCIAL INSTRUMENTS

FAIR VALUES

Set out below is a comparison by category of carrying amounts and fair values of the entire Group's and the Company's financial instruments that are carried in the financial statements.

	GROUP COST £000	GROUP FAIR VALUE £000	COMPANY COST £000	COMPANY FAIR VALUE £000
FINANCIAL ASSETS				
Cash	116,423	116,423	115,584	115,584
Investment in preference shares	254,173	341,392	–	–
INVESTMENTS				
Investment in subsidiary	–	–	0*	0*

* Investment in subsidiary relates to Hirco Holdings Limited of £51.

16. ISSUED CAPITAL

AUTHORIZED	NUMBER OF SHARES	SHARE CAPITAL £
ORDINARY SHARES OF £0.01 EACH		
Conversion of founder shares	200,000	2,000
Increase in authorized share capital	99,800,000	998,000
As at 30 September 2007	**100,000,000**	**1,000,000**

ISSUED AND FULLY PAID	NUMBER OF SHARES	SHARE CAPITAL £
ORDINARY SHARES OF £0.01 EACH		
Conversion of founder shares	200	2
Issue of ordinary shares	76,526,784	765,268
As at 30 September 2007	**76,526,984**	**765,270**

Holders of the ordinary shares are entitled to receive dividends and other distributions and to attend and vote at any general meeting. Founder shares, which were converted to ordinary shares, had exactly the same rights as ordinary shares.

On 2 November 2006, the date of incorporation, two founder shares of £1.00 each were allotted and issued at a price of £1.00 each.

On 5 December 2006, all 2,000 of the issued and unissued founder shares of £1.00 each in the capital of the Company were sub-divided into 200,000 ordinary shares of £0.01 each and the authorized share capital of the Company was increased from £2,000 to £1,000,000 by the creation of 99,800,000 ordinary shares of £0.01 each.

The Company incurred costs of £19,998,186 relating to the issue of shares. The costs were primarily for underwriting, brokerage and professional advisory fees. These equity transaction costs have been charged to the share premium account.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD 2 NOVEMBER 2006
(DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

17. GROUP ENTITIES

NAME	COUNTRY OF INCORPORATION	FIELD OF ACTIVITY	OWNERSHIP INTEREST	TYPE OF SHARE HELD
HELD BY THE COMPANY				
Hirco Holdings Limited	Mauritius	Holding company	100%	Ordinary
HELD BY HIRCO HOLDINGS LTD				
Hirco Inc	United States of America	Holding company	100%	Ordinary
Hirco Real Estate Services Pvt. Ltd.	India	Holding company	100%	Ordinary

18. RELATED PARTIES

TERMS AND CONDITIONS OF TRANSACTIONS WITH SUBSIDIARIES

The amount due from subsidiaries to the Company of £255,000,000 is an unsecured loan, repayable on demand and is interest-bearing at 12% per annum and the amount of £1,109,807 is an interest free advance. This is eliminated upon consolidation.

The following transactions took place between the Group and related parties during the financial period:

ADVISORY SERVICES FEE

Intrepid Capital Partners (ICP), a company part owned by Cyrus K Vandrevala, the spouse of Priya Hiranandani, has been paid a fee of US $2.5 million plus expenses in respect of the advisory services provided by ICP relating to, inter alia the formation of the Company and its preparation for admission to AIM. This is included in share issue costs and deducted from share premium.

KEY MANAGEMENT PERSONNEL COMPENSATION

Fees paid to persons or entities considered to be key management personnel of the Group include:

	£000
Directors' fees	391
Consultancy charges	58
Salaries	163

INVESTEE COMPANIES

The Company has invested in participating preference shares issued by Burke 1 Limited, Burke 2 Limited and Burke 3 Limited ("the Burke Companies"), incorporated in Mauritius, which function as special purpose vehicles whose sole assets are 100 per cent interests in their relevant project companies, subject to a shareholders' agreement with Burke Consolidated Limited. Burke Consolidated Limited owns all the ordinary shares in the Burke companies, entitling it to 60% of any residual profits. Burke is owned by the Hiranandani family, ("Hiranandani").

In addition, the project companies have entered into the following agreements with a company owned by Hiranandani to manage the projects:

- A Development Management and General Services Agreement to provide such assistance and advice to the project companies in the development of the projects and completion of all design and / or construction works involved in the projects as may be reasonably requested by the project companies. The fees payable for the services for the period ended 30 September 2007 is £337,803.
- A Marketing Services Agreement to provide sales and marketing assistance to the project companies. The fees payable for the services for the period ended 30 September 2007 is £605,198.

CONVERSION OF FOUNDER SHARES

Upon conversion to ordinary shares, 200 founder shares were transferred to Lakeview Trust, a Hiranandani Related Party.

ALLOTMENT OF SHARES

On 5 December 2006, 76,526,784 new ordinary shares were allotted and issued on the Company's admission to AIM, including 2,526,784 new ordinary shares which were issued and allotted to Liberty Hedge Ventures Limited for consideration of US $25 million.

19. CONTINGENT LIABILITIES AND COMMITMENTS

The Company has no contingent liabilities as at 30 September 2007.

20. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

On 25 October 2007, the Company invested £96.6 million in a residential township development project located in Panvel, in the Mumbai Metropolitan Region of India. This investment, which was identified as a pipeline project at the time of the Company's floatation in December 2006, represents the Company's fourth investment to date. Panvel Residential is co-located on a site with the Commercial Township development ("Panvel Commercial") in which Hirco invested in July 2007. The combined Panvel site was also recently designated as a Special Economic Zone, which will provide tax advantages.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report may include certain forward-looking statements. These statements are based on the current assumptions, assessments, and expectations of the management of Hirco and are subject to risks, uncertainty, and changes in circumstances.

The forward-looking statements contained herein include any statements about the future plans and prospects of Hirco and all other statements in this Annual Report other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intend", "expect", "anticipate", "target", "estimate", "plan", "goal", "believe", "will", "may", "should", "would", "could" and words of similar meaning.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to: changes in economic conditions; changes in the success of business and operating initiatives and objectives; changes in the regulatory environment; fluctuations in interest and exchange rates; the outcome of litigation; government actions; and natural phenomena such as floods, earthquakes, and hurricanes.

Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Undue reliance should not, therefore, be placed on the forward-looking statements. Hirco does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent legally required.

ABOUT THE IMAGES THAT APPEAR IN THIS ANNUAL REPORT

Except where noted below, all the photos that appear in this Annual Report are of townships created by Hiranandani. All architectural renderings are of Hirco townships currently under development in Chennai and Panvel. These photos and renderings are copyright of Hiranandani and Hirco.

FRONT COVER
Clockwise from upper left:

- Hiranandani Gardens, Powai, as seen from Powai Hill with Powai Lake in the background.
- Park at Hiranandani Gardens.
- Night scene at Galleria Shopping Mall with the Sovereign residential building in the background, Powai.
- Interior of BG House, which won the LEED platinum certification, Hiranandani Business Park, Powai.

INSIDE FRONT COVER – 'INDIA RISING' SECTION
Clockwise from upper left:

- Traffic on Anna Salai Road, Chennai. (Getty Images)
- Stock trader in Mumbai. (Getty Images)
- Shopping mall in Bangalore. (Corbis)
- Mumbai skyline at dusk. (Getty Images)

INSIDE FRONT COVER – CONTENTS PAGE
Top, from left:

- Dusk at Hiranandani Gardens, Powai.
- Colgate-Palmolive House, Hiranandani Business Park, Powai.
- View of Evita residential tower from Nirvana Park at Hiranandani Gardens, Powai.

PAGE 1
Night view of Hiranandani Gardens, Powai.

PAGE 5
Sunrise at Hiranandani Gardens, Powai, viewed from Powai Hill.

PAGE 6
Street market, Mumbai. (Getty Images)

PAGE 8
Left: Club house at Hiranandani Meadows, Thane.

Bottom: Shopping mall at Hiranandani Meadows, Thane.

PAGE 9
Lower right:

- Top: Verona residential tower, Hiranandani Gardens, Powai.
- Bottom: Roundabout at Hiranandani Gardens, Powai.

PAGE 10
Scenes of Hiranandani Estate and Hiranandani Meadows, Thane (from left):

- Club house
- Residential tower
- Fountain

PAGE 11
Bottom of page:

- Left: Buildings set in landscaped garden at Hiranandani Meadows, Thane.
- Right: Evening view at Hiranandani Gardens, Powai.

PAGE 12
Top: Chennai skyline. (Getty Images)
Bottom: Marine Drive, Mumbai. (Getty Images)

PAGE 14
Top and bottom: Parks at Hiranandani Gardens, Powai.

PAGE 15
Flower, Hiranandani Gardens, Powai.

PAGE 20
Dr. L.H. Hiranandani Hospital, Powai.

INFORMATION FOR SHAREHOLDERS

ANNUAL GENERAL MEETING
The first Annual General Meeting of the Company will be held on or about Monday, April 21, 2008, on the Isle of Man.

REGISTRAR
CAPITA REGISTRARS (JERSEY) LIMITED
PO BOX 532, ST HELIER
JERSEY JE2 3QA

Tel + 44 (0)8701 623100

AUDITORS
KPMG AUDIT LLC
HERITAGE COURT
41 ATHOL STREET
DOUGLAS, ISLE OF MAN
IM99 1HN

Tel +44 (0)1624 681000
Fax +44 (0)1624 681098

NOMINATED ADVISER
HSBC BANK PLC
8 CANADA SQUARE
LONDON
E14 5HQ
UNITED KINGDOM

REGISTERED OFFICE
HIRCO PLC
66/67 ATHOL STREET
DOUGLAS, ISLE OF MAN
IM99 2BJ

Tel +44 (0) 1624 646 846
Fax +44 (0) 1624 672 334
email info@hircoplc.com

LISTING OF SHARES
The shares of Hirco PLC trade on the Alternative Investment Market (AIM) of the London Stock Exchange under the trading symbol HIRCO.

NO. OF ORDINARY SHARES ISSUED:	76,526,984
% OF AIM ORDINARY SHARES NOT IN PUBLIC HANDS:	3.33%

SHAREHOLDER ENQUIRIES
Securities analysts and others seeking investor-related information are asked to contact:

HIRCO
JASPER REISER
INVESTOR RELATIONS
HIRCO
OLYMPIA
CENTRAL AVENUE
HIRANANDANI GARDENS
POWAI, MUMBAI 400 076
INDIA

Tel. +91 22 6671 8522
email: jreiser@hirco.com

GUTENBERG COMMUNICATIONS
UK SHALINI SIROMANI
Tel +44 (0)20 3008 5231
shalini@gutenbergpr.com

US ANDITO LLOYD
Tel. +1 212 810 4437
andito@gutenbergpr.com

India PRANAV KUMAR
Tel: +91 98 1007 7898
pranav@gutenbergpr.com

DESIGN
STERLING
www.sterlinglp.com

EDITOR
FRASER COMMUNICATIONS INC.
www.frasercommunications.ca

ELECTRONIC COPIES
HIRCO PLC'S ANNUAL REPORT AND ACCOUNTS 2007 IS AVAILABLE ON THE INTERNET AT www.hircoplc.com

Hirco
Leadership Through Quality Communities

REGISTERED ADDRESS	INDIA OFFICE	US OFFICE
HIRCO PLC 66/67 ATHOL STREET DOUGLAS, ISLE OF MAN IM99 2BJ UK	OLYMPIA CENTRAL AVENUE HIRANANDANI GARDENS POWAI, MUMBAI 400 076 INDIA	435 DEVON PARK DRIVE BUILDING 300 WAYNE PA 19087 USA
TEL: +44 (0) 1624 646 846 FAX: +44 (0) 1624 672 334	TEL: +91 22 2571 9000 FAX: +91 22 2571 9300	TEL. +1 484 654 1802 FAX: +1 484 581 2024

info@hircoplc.com

HRCO

Hirco PLC shares are traded on the London Stock Exchange's Alternative Investment Market (AIM) under the symbol HRCO. At the time of its admission to trading in December 2006, Hirco PLC was the largest-ever real estate investment company IPO on the AIM and that year's largest IPO on the AIM.

www.hircoplc.com www.palacegardens.com

END